UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sphere Entertainment Co.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

55826T102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55826T102	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Jericho Capital Asset Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,436,214
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,436,214
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,436,214
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12		TYPE OF REPORTING PERSON IA, PN

CUSIP No. 55826T102	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Josh Resnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,436,214
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,436,214
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,436,214
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 55826T102	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Sphere Entertainment Co.

(b) Address of Issuer’s Principal Executive Offices

Two Pennsylvania Plaza

New York, New York 10121

Item 2.	(a) Name of Person Filing

Jericho Capital Asset Management L.P.

Josh Resnick

(b) Address of Principal Business Office, or, if none, Residence

Jericho Capital Asset Management, L.P.

510 Madison Avenue, 27th Floor

New York, NY 10022

Josh Resnick

c/o Jericho Capital Asset Management, L.P.

510 Madison Avenue, 27th Floor

New York, NY 10022

(c) Citizenship

Please refer to Item 4 on each cover sheet for each reporting person

(d) Title of Class of Securities

Class A Common Stock

(e) CUSIP No.:

55826T102

CUSIP No. 55826T102	SCHEDULE 13G	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 55826T102	SCHEDULE 13G	Page 6 of 8 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Jericho Capital Asset Management L.P.

(a) Amount beneficially owned: 2,436,214

(b) Percent of class: 8.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,436,214

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,436,214

Josh Resnick

(a) Amount beneficially owned: 2,436,214

(b) Percent of class: 8.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,436,214

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,436,214

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Jericho Capital Asset Management LP is the investment adviser to certain investment funds and accounts which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 55826T102	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Jericho Capital Asset Management L.P.

By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

Josh Resnick
By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

CUSIP No. 55826T102	SCHEDULE 13G	Page 8 of 8 Pages

 JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G dated February 14, 2024 with respect to the Class A Common Stock of Sphere Entertainment Co. is filed on behalf of each of the undersigned.

Dated: February 14, 2024

Jericho Capital Asset Management L.P.

By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member

Josh Resnick
By:	/s/ Josh Resnick
	Name:	Josh Resnick
	Title:	Managing Member